PROSPECTUS

[GE LOGO]                                 Filed pursuant to Rule 424(b)(3)
                                          File No. 333-46551




                                 GE STOCK DIRECT




     GE Stock Direct offers you the opportunity to:

     o    Buy  shares  of  General   Electric   Company   ("GE")   common  stock
          conveniently and economically, even if you are not already a GE share owner.

     o If you wish, reinvest dividends on GE stock in additional shares of GE.

     o    Sell or transfer shares of GE stock held in your account.

     o    Send in your GE stock certificates for safekeeping.




    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                 THE DATE OF THIS PROSPECTUS IS APRIL 27, 1998.

     This Prospectus describes GE Stock Direct (the "Plan", "we" or "us"). The purpose of the Plan is to promote long-term investment in GE stock. The Plan will be available beginning June 1, 1998. Before enrolling in the Plan, read this Prospectus carefully.

     GE Stock Direct replaces the former GE Dividend Reinvestment and Stock Purchase Plan ("DRSPP"). IF YOU HAVE AN ACCOUNT IN THE DRSPP ON JUNE 1, 1998, YOUR ACCOUNT WILL BE CHANGED TO A GE STOCK DIRECT ACCOUNT ON THAT DATE, WITHOUT ANY ACTION ON YOUR PART. This Prospectus replaces the prospectus for the DRSPP, as of June 1, 1998.

--------------------------------------------------------------------------------
                                  PLAN SUMMARY

ENROLLMENT. To enroll in the Plan, you must be a record owner of GE stock, or you may become a record owner by buying a minimum of $250.00 of GE stock through the Plan when you enroll. If you are not a record owner, there is a one-time $7.50 registration fee for your initial purchase of GE stock.

PLAN ACCOUNT. When you enroll in the Plan, an account will be opened in your name(s) to hold the shares of GE stock you buy. The shares in the account will be held in "book entry" form. Instead of receiving stock certificates, you will receive statements of your account. You may obtain stock certificates for shares held in your account at any time, upon request and without charge.

DIVIDENDS. You may choose to reinvest dividends on any or all shares in your Plan account, or to receive cash dividends. If you have your dividends reinvested, the shares purchased will be added to your Plan account. There is no fee for dividend reinvestment.

ADDITIONAL PURCHASES. You may make additional purchases of GE stock through the Plan. You may buy from $10.00 up to $10,000.00 of GE stock per transaction, as often as once a week. Purchases paid by check or money order incur a $3.00 fee per transaction. You may also make automatic monthly purchases by means of electronic funds transfer from your bank, for a $1.00 fee per transaction.

SAFEKEEPING. You may send your GE stock certificates to us for safekeeping. The shares will be converted to book entry shares held in a Plan account. You may obtain stock certificates for shares held in your account at any time. There is no fee for safekeeping or for delivery of certificates upon request.

SELLING SHARES IN YOUR ACCOUNT. You may sell shares held in your account, at the market price. A transaction fee of $10.00, plus $0.15 per share, will be deducted from the proceeds.

TRANSFERRING SHARES. You may transfer shares in your account to another person without charge.

CONTACTING US. GE's transfer agent, The Bank of New York, acts as agent for participants in the Plan and administers the Plan for GE. You can contact us by:

         Telephone:  1-800-STOCK-GE (1-800-786-2543)

         Internet:   http://www.ge.com

         Mail:       GE Stock Direct; c/o The Bank of New York
                     P.O. Box 19552; Newark, NJ 07195-0552

         Courier:    GE Stock Direct; c/o The Bank of New York
                     101 Barclay Street; New York, NY 10007

FORMS. Each Plan statement that you receive will contain a tear-off form that can be used for any future Plan transactions. Call us for additional forms.

TRANSACTION FEES. You are responsible for the transaction fees described in this Prospectus. Non-record holders will be charged a one-time $7.50 registration fee. Beginning June 1, 1998, the fees shown below for additional purchases and sales of stock will apply to EACH purchase or sale in your account. THERE ARE NO FEES FOR DIVIDEND REINVESTMENT OR SAFEKEEPING. Except as described in this Prospectus, GE pays the costs of administering the Plan.

               Purchase by check or money order....................$3.00

               Monthly purchase by automatic withdrawal............$1.00

               Sale of stock .....................................$10.00
                                                       + $0.15 per share

  BECAUSE THIS IS A SUMMARY, IT MAY NOT CONTAIN ALL THE INFORMATION THAT MAY BE
       IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY.
--------------------------------------------------------------------------------

                               HOW THE PLAN WORKS

1.  HOW DO I ENROLL IN THE PLAN?

     To enroll in the Plan, you must be a record owner of GE stock, or you can become a record owner by buying stock through the Plan and enrolling that stock in the Plan at the same time. Both methods are described below. IF YOU HAVE AN ACCOUNT IN THE DRSPP ON JUNE 1, 1998, YOU WILL AUTOMATICALLY BE ENROLLED IN THE PLAN AND YOUR DRSPP ACCOUNT WILL BE CHANGED TO A PLAN ACCOUNT, WITHOUT ANY ACTION ON YOUR PART. If you live outside the U.S., see "Foreign Participation" on page 12 of this Prospectus.

A. IF YOU ARE A RECORD OWNER (which means that you already own at least one share of GE stock in your name), request an enrollment package by calling 1-800-STOCK-GE (1-800-786-2543). Enrollment packages are generally mailed within seven days after we receive your request. Complete and mail back the enrollment form.

B.   You can BECOME A RECORD OWNER in several ways:

     o You can buy GE stock through the Plan, and enroll those shares in the Plan at the same time. Request a "New Account Application" by calling 1-800-STOCK-GE (1-800-786-2543), or download the application at http://www.ge.com. Complete and mail back the application. The minimum initial purchase is $250.00, and the registration fee is $7.50. Enclose a check or money order payable to "GE Stock Direct" in U.S. dollars, drawn on a U.S. bank, for the GE stock you are purchasing plus the registration fee. Do not send cash.

     o If you own GE stock in another name (e.g. in a broker, bank, trust or other nominee name), you can arrange with the nominee to transfer at least one share of stock into your name, and then follow the instructions for record owners in A. above. If you do not wish to transfer shares held in nominee name, you can buy shares in your name through the Plan and immediately enroll them in the Plan, as described above.

     o You can buy at least one share of GE stock in your name through a broker or other vendor, and then follow the instructions for record owners in A. above.

2.   HOW CAN I BUY ADDITIONAL SHARES THROUGH THE PLAN?

     After you have opened a Plan account, you can buy additional shares (including fractional shares) by mail. You can also arrange for automatic, monthly purchases. Each method is described below. Each purchase can be for a minimum of $10.00 up to a maximum of $10,000.00. Use the tear-off form found on each Plan statement. Call us for additional forms.

     You may pay by check or money order payable to "GE Stock Direct" in U.S. dollars, drawn on a U.S. bank, in the amount of the purchase price, plus the $3.00 transaction fee. Third party checks and foreign checks will not be accepted and will be returned to the sender. Do not send cash. Send the completed form and payment to the Plan.

     Purchases are credited to Plan accounts weekly. Because purchases are credited only weekly, there may be a delay of up to five business days between the date we receive your funds and the date that stock is credited to your Plan account. You will not receive interest on cash held by the Plan pending investment.

     If a check submitted to pay for additional shares is returned unpaid to us, we will resell the shares purchased in reliance on the unpaid check. We may liquidate shares in that account to reimburse us for transaction fees for the purchase and sale, plus any loss incurred on reselling the shares.

     AUTOMATIC MONTHLY PURCHASES BY AUTOMATIC WITHDRAWAL. You may authorize us to make automatic monthly purchases of a specified dollar amount of GE stock, paid for by automatic withdrawal from your bank account by electronic funds transfer. There will be a $1.00 charge for each transaction.

     Use the tear-off form on your Plan statement to authorize monthly purchases and automatic withdrawals. Funds generally will be withdrawn from your bank account on the 25th day of each month (or the next business day if the 25th is not a business day). Purchases will be made within one week after the withdrawal. Allow four to six weeks for the initial withdrawal. To terminate monthly purchases by automatic withdrawal, you must send us written, signed instructions.

3.   DO I HAVE TO HAVE DIVIDENDS REINVESTED?

     Dividend reinvestment is a service offered by the Plan at no charge, but it is not required. When you enroll in the Plan, you will indicate whether you want the dividends on any or all of the shares in your account reinvested. IF YOU DO NOT INDICATE A PREFERENCE, DIVIDENDS ON THE SHARES HELD IN YOUR PLAN ACCOUNT ON THE DIVIDEND RECORD DATE WILL BE REINVESTED IN ADDITIONAL SHARES OF GE STOCK ON THE DIVIDEND PAYMENT DATE.

     If you choose to receive cash dividends on any of the shares in your account, you may receive them either as electronic funds deposited to the bank account you indicate on your enrollment form, or as a check mailed to the address listed for your account.

     You may change your election regarding dividend reinvestment or payment at any time, using the form on your Plan statement. Any changes will be effective as of the next record date after we receive notice of the change.

     You should note that under U.S. federal income tax law, dividends are taxable to you even if your dividends are reinvested through the Plan. We will mail you a Form 1099-DIV reporting your dividends (including reinvested dividends), shortly after the close of each calendar year.

4.   HOW ARE SHARES PURCHASED FOR MY ACCOUNT?

     The Bank of New York ("BNY"), GE's transfer agent and the agent for Plan participants, will buy the shares for your Plan account. BNY may buy shares in the public markets or in privately negotiated transactions. BNY may also buy shares of GE stock held in GE's treasury, which are shares of GE stock previously sold into the public markets and later repurchased by GE. Purchases generally will be made for the Plan once each week. If demand requires, purchases may be made over several days for the weekly crediting to Plan accounts.

     BNY may use BNY ESI & Co., a wholly owned subsidiary of BNY, to execute purchases and sales for Plan participants.



5.   WHAT PRICE WILL I PAY FOR SHARES?

     If BNY buys your shares from GE's treasury, the price will be the average of the high and low prices on the New York Stock Exchange Composite Tape for GE stock on the date of purchase.

     If BNY buys your shares in the public markets or in privately negotiated transactions, the share price will be the average price of all shares purchased for the weekly crediting to Plan accounts. Any applicable brokerage fees will be paid by GE and may be considered income to the participant.

     These share prices apply whether BNY is purchasing shares for your initial enrollment, purchasing additional shares for your account, or reinvesting dividends.

     When you send in a payment or have funds automatically withdrawn to buy GE stock, BNY will use your funds to buy the number of shares (including fractional shares to four decimal places) that can be purchased with your funds at the price described above, after deducting the transaction fees.

--------------------------------------------------------------------------------
Non-record holders will be charged a one-time $7.50 registration fee (see Question 1). All Plan participants will be charged the fees shown below for EACH additional purchase of stock by the Plan. There are no fees for dividend reinvestment.

     o Purchase by check or money order.....................$3.00

     o Monthly purchase by automatic withdrawal ............$1.00
--------------------------------------------------------------------------------

6.   HOW CAN I KEEP TRACK OF ACCOUNT ACTIVITY?

     We will mail you quarterly statements of your account balance and activity. In addition, whenever there is activity in your account such as an additional purchase of shares, or withdrawal, transfer or sale of shares, we will mail you a separate written confirmation of that transaction.

     You can get an update on your account information by calling 1-800-STOCK-GE (1-800-786-2543) and following the instructions on the automated telephone system. You can also speak with us, by calling the same number during normal business hours.

     Be sure to keep your Plan statements for income tax purposes. If you believe that an error has been made in your Plan records, or that Plan mailings to you are being misdirected, lost or stolen, promptly contact us.

7.   WHAT IS SAFEKEEPING? HOW DOES IT WORK?

     Safekeeping is a service provided by the Plan. If you have GE stock certificates, you may send them to us for deposit as book entry shares held in a Plan account. With safekeeping, you no longer bear the cost and risk associated with the storage, loss, theft, or destruction of stock certificates. You also may use the Plan's stock selling services if you wish to sell the shares.

     To use the safekeeping service, send your certificates to us by registered mail, insured for 2% of the current market value of the shares. Include signed, written instructions to us to deposit the shares in a Plan account for safekeeping. DO NOT ENDORSE THE CERTIFICATES OR COMPLETE THE ASSIGNMENT SECTION ON THE BACK OF THE CERTIFICATES. Indicate whether you want to reinvest dividends on the shares or receive cash dividends. IF YOU DO NOT INDICATE A PREFERENCE, DIVIDENDS ON SHARES SUBMITTED FOR SAFEKEEPING WILL BE REINVESTED. We will mail you confirmation of your deposited certificates, generally with two weeks after receipt.

8.   CAN I GET CERTIFICATES FOR SHARES IN MY ACCOUNT?

     You may obtain certificates at any time, on request and without charge. Use the form on your Plan statement to order certificates. We will issue certificates in the exact name(s) shown on the account. To have certificates issued in a different name, follow the procedures in Question 9. We will send the certificates by first class mail, generally within two weeks after receiving your request.

     Certificates are issued for full shares only. If you request an amount which includes a fractional share, we will liquidate the fractional share and send you a check for the current market value of the fractional share.

     You can continue to reinvest dividends on shares through the Plan, even though you receive certificates.

9.   CAN I TRANSFER PLAN SHARES TO ANOTHER PERSON?

     You can transfer shares to a person who has a Plan account, or you can set up a new Plan account for a person who does not have one, using shares transferred from your account.

     You can also transfer shares by ordering certificates for shares in your account issued in the name of another person. We will send the certificates to the new owner by first class mail.

     IF YOU WISH TO TRANSFER SHARES, WE MUST HAVE WRITTEN INSTRUCTIONS, WITH YOUR SIGNATURE ON THE WRITTEN INSTRUCTIONS GUARANTEED BY A BANK OR BROKER PARTICIPATING IN THE NYSE MEDALLION SIGNATURE GUARANTEE PROGRAM. This helps ensure that only the owner of the account can have shares transferred to a different account or name. Provide the name, address, and social security or tax identification number of the new owner.

     When you have shares transferred to another account or have certificates issued in a different name, those shares will be considered withdrawn from your Plan account. Beginning with the first dividend record date after the change in ownership, dividends on those shares will be paid to the new owner. DIVIDENDS ON SHARES HELD IN THE NEW PLAN ACCOUNT WILL BE REINVESTED, UNLESS THE NEW ACCOUNT OWNER DIRECTS US TO PAY DIVIDENDS IN CASH. Dividends on certificates issued in a new name will be paid by check mailed to the address of the new owner.

10.  HOW CAN I SELL SHARES IN MY PLAN ACCOUNT?

     To sell shares, complete and mail the tear-off form on your Plan statement (or call us for additional forms). BNY will sell your Plan shares at the current market price on the New York Stock Exchange, within four business days after we receive your request to sell. Sales are processed twice weekly. There is a transaction fee of $10.00, plus $0.15 per share, for each sale of Plan shares. These fees will be deducted from the proceeds of the sale. We will mail your check for the net proceeds of the sale, with a Form 1099B reporting the sale of shares for income tax purposes, within three business days after the sale. You will not receive interest on sales proceeds held pending disbursement.

     Of course, you may also sell your shares through a stockbroker of your choice, or privately. In either case, request certificates for your shares (see Question 8 above) and proceed as you would to sell any other stock for which you have the certificates.

     Please note that if your Plan account holds less than one full share, we may close the account, liquidate the fractional share and send you a check representing the market value of the fractional share that was in the account.

11.  HOW CAN I CLOSE MY ACCOUNT?

     You can close your account at any time using the tear-off form on your Plan statement. Your account will be closed within four business days after we receive your written instructions.

     When your account is closed, we will send you certificates representing all of the full shares in your account, registered in the same name as that of the account. (If you wish a different registration, please see Question 9 above.) We will liquidate any fractional share in your account and send you a check for the proceeds.

     Alternatively, you may direct us to sell any or all of the shares in your account. If shares are sold, a liquidation fee of $10.00 plus $0.15 per share will be deducted from the proceeds, and we will mail you a check for the net proceeds and a Form 1099B for income tax purposes. You will not receive interest on sales proceeds held pending disbursement.

     To close an account on the death of a sole account holder, the executor should contact us for specific instructions (refer to page 3 for contact information).

     After your account is closed, dividends on any shares of GE stock you hold will be sent to you at the address you provide, or automatically deposited in your bank account in accordance with your instructions.

ADDITIONAL INFORMATION ABOUT THE PLAN

     VOTING. If you have a Plan account, you will receive proxy materials, reports to share owners, and other materials sent to GE share owners. The proxy card you receive will represent both the full and fractional shares in your Plan account, AND shares for which you hold certificates that are not in your Plan account.

     DIVIDENDS. The Board of Directors determines dividend record and payment dates, and dividend rates. The Board of Directors may change the amount and timing of dividends at any time, without notice.

     STOCK SPLITS AND STOCK DIVIDENDS. Your Plan account will be adjusted to reflect any additional shares of GE stock distributed as a stock split, stock dividend or other distribution based on the shares of GE stock held in your name (including shares not held in your Plan account). You can obtain certificates for such additional shares at any time and without charge. See Question 8.

     RESPONSIBILITY. Neither GE nor the Plan will be liable for actions taken in good faith in administering the Plan, or for actions required by law, or for good faith omissions to act. This includes any claims for liability relating to the prices at which shares are purchased or sold for your account, the dates of purchases or sales, or any changes in the market value of GE stock.

     Your account represents an investment in GE stock, which may increase or decrease in value. You are responsible for the investment decisions regarding your Plan investments. Neither GE nor the Plan can provide investment advice.

     Tax consequences of participating in the Plan can vary depending on each participant's tax situation. You are responsible for consulting with tax advisors to determine the tax effect of Plan participation in light of current and proposed federal, state, local, foreign and other tax laws.

     You are responsible for costs that you incur in connection with Plan participation -- for example, the cost of sending certificates or other materials to us, fees that your bank may charge you for electronic funds transfer, or delivery fees for certificates or payments we send to you by means other than first class mail, at your request.

     CHANGES IN THE PLAN. This Prospectus (including any supplements or revisions that may be distributed in the future) sets forth the terms of the Plan. GE may change the terms of the Plan, including applicable fees, or terminate the Plan, at any time. We will mail you a supplemental or revised prospectus before any material changes in the Plan are effective. GE and BNY may change their administrative procedures without notice, if the changes do not change material terms of the Plan.

     FOREIGN PARTICIPATION. If you live outside the U.S., you should first determine if there are any laws or governmental regulations that would prohibit your participation in the Plan, or affect the terms of the Plan. GE has the right to terminate participation of any share owner if it deems it advisable under any foreign laws or regulations. Tax consequences of Plan participation may vary under foreign laws or regulations, and you should determine the tax treatment of Plan features, such as dividend reinvestment, before you decide to invest through the Plan. Call (713) 651-5065 for more information.

     USE OF PROCEEDS. Proceeds from the sale of GE treasury shares through the Plan, if any, will be used by GE for general corporate purposes.

     LEGAL MATTERS. The Plan is governed by the laws of the State of New York, GE's state of incorporation. GE's Corporate Counsel, Robert E. Healing, has given GE his legal opinion regarding the validity of the GE stock offered by this Prospectus.

     INDEPENDENT PUBLIC ACCOUNTANTS. KPMG Peat Marwick LLP, independent certified public accountants, audited GE's consolidated financial statements for the year ended December 31, 1997. GE's Annual Report on Form 10-K includes these financial statements and the auditors' report. This Prospectus incorporates the financial statements and report by reference, relying on KPMG Peat Marwick LLP's authority as experts in accounting and auditing.

INFORMATION ABOUT GE

     GE is a diversified technology, manufacturing and services company. GE operates in more than 100 countries around the world, including 250 manufacturing plants in 26 different nations. GE employs 276,000 people worldwide, including 165,000 in the United States. For the year ended December 31, 1997, GE reported revenues of $90.84 billion, and net earnings of $8.20 billion. GE's principal executive offices are located at 3135 Easton Turnpike, Fairfield, CT 06431 (telephone (203) 373-2211).

     WHERE TO OBTAIN ADDITIONAL INFORMATION ABOUT GE. GE files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any such reports, statements or other information that GE files, at the SEC's Public Reference Room at 450 Fifth Street, N.W., in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. GE's SEC filings are also available from the New York Stock Exchange, from commercial document retrieval services and from the Internet site maintained by the SEC at http://www.sec.gov.

     The SEC allows GE to "incorporate by reference" the information it files with the SEC. This means that important disclosures contained in GE's SEC filings, although not repeated in this Prospectus, are considered to be included in this Prospectus, because the filings are listed below. Later information filed with the SEC will update and supersede the information in the documents listed below. These later filings also will be considered to be included in this Prospectus. The documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, comprise the incorporated documents:

     1.   GE's Annual Report on Form 10-K for the year ended December 31, 1997.

     2. The description of GE stock contained in the Registration Statement on Form S-4 (File No. 333-30845), and any document filed which updates such description.

     For information about the Plan or GE, you should rely only on the information contained in this Prospectus or incorporated by reference. GE has not authorized anyone else to provide you with different or additional information. The information in this Prospectus is accurate as of the date of the Prospectus (April 27, 1998). This information will be updated by means of supplemental or revised prospectuses, and by the future filing of GE's reports with the SEC, described above.

     GE will provide, without charge, a copy of any or all of the documents incorporated by reference in this Prospectus (but not exhibits to such documents, unless the exhibits are specifically incorporated by reference in such documents). Direct your request for copies to GE Corporate Investor Communications; 3135 Easton Turnpike; Fairfield, CT 06431 (telephone (203) 373-2816). Information about GE is also available at GE's Internet site at http://www.ge.com.